UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2018

Commission File Number: 001-36581

Vascular Biogenics Ltd.

(Translation of registrant’s name into English)

8 HaSatat St.

Modi’in

Israel 7178106

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Entry into a Material Definitive Agreement.

Registered Direct Offering of Ordinary Shares and Warrants

On June 25, 2018, Vascular Biogenics Ltd. (the “Company”) entered into securities purchase agreements (collectively, the “Purchase Agreement”) with the purchasers party thereto, related to the registered direct offering (the “Offering”) of (i) an aggregate of 5,904,762 ordinary shares, NIS 0.01 nominal value (the “Ordinary Shares”), at a purchase price of $2.50 per share, and (ii) accompanying Series A warrants to purchase up to 2,952,381 Ordinary Shares (the “Series A Warrants”) and Series B warrants to purchase up to 2,952,381 Ordinary Shares (the “Series B Warrants,” collectively with the Series A Warrants, the “Warrants”), at an additional purchase price per warrant combination of $0.125, for aggregate gross proceeds of approximately $15.5 million. The Ordinary Shares and Warrants are being sold in units consisting of one Ordinary Share, one Series A Warrant representing the right to purchase 0.50 of an Ordinary Share and one Series B Warrant representing the right to purchase 0.50 of an Ordinary Share. The Ordinary Shares and the Warrants will be immediately separable and will be issued separately. H.C. Wainwright & Co., LLC, acted as exclusive placement agent for the Offering.

The closing of the Offering is expected to take place on or about June 27, 2018, subject to the satisfaction of customary closing conditions. The Company estimates that the net proceeds from the sale of the Ordinary Shares and accompanying Warrants, excluding the proceeds, if any, from the exercise of the Warrants issued in the Offering, will be approximately $13.8 million after deducting placement agent fees and estimated offering expenses payable by the Company.

The Series A Warrants may be exercised at any time immediately after issuance and will expire on January 6, 2020. The Series B Warrants may be exercised at any time immediately after issuance and will expire four years following the date of issuance. The initial exercise price for the Series A Warrants will be $2.51 per whole Ordinary Share and the initial exercise price for the Series B Warrants will be $3.00 per whole Ordinary Share, each subject to adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Ordinary Shares.

The Ordinary Shares and Warrants are being offered and sold pursuant to the Company’s shelf registration statement on Form F-3 (Registration No. 333-207250) (the “Registration Statement”) registering an aggregate of $100 million of designated securities of the Company. The Registration Statement was declared effective by the Securities and Exchange Commission (the “SEC”) on October 19, 2015. In connection with this Offering, the Company has filed with the SEC a prospectus supplement pursuant to Rule 424(b) under the Securities Act of 1933, as amended.

The Purchase Agreement contains customary representations, warranties and covenants by the Company, customary conditions to closing, indemnification obligations of the Company, including for liabilities under the Securities Act of 1933, as amended, other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Purchase Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties.

In the event of any fundamental transaction, as described in the Warrants, and generally including any merger with or into another entity, sale of all or substantially all of the Company’s assets, tender offer or exchange offer, or reclassification of the Ordinary Shares, then upon any subsequent exercise of a Warrant the holder shall have the right to receive as alternative consideration, for each Ordinary Share that would have been issuable upon such exercise immediately prior to the occurrence of such fundamental transaction, the number of Ordinary Shares, common stock or other equity securities of the successor or acquiring corporation, if it is the surviving corporation, and any additional consideration receivable upon or as a result of such transaction by a holder of the number of Ordinary Shares for which the warrant is exercisable immediately prior to such event. In addition, in the event of a fundamental transaction other than one in which we remain or the successor to our company is a publicly traded company and assumes the warrant such that the warrant will be exercisable for publicly traded securities, then we or the successor entity shall pay at the holder’s option, exercisable at any time within 30 days after the consummation of the fundamental transaction, an amount of cash equal to the value of the warrant as determined in accordance with the Black Scholes option pricing model.

The holders of the Warrants must surrender payment in cash of the aggregate exercise price of the shares being acquired upon exercise of the Warrants. If, however, the Company is unable to offer and sell the shares underlying the Warrants pursuant to the prospectus under which the Company issued and sold the Warrants due to the ineffectiveness of the registration statement of which that prospectus is a part, then the Warrants may be exercised on a “net” or “cashless” basis. No fractional Ordinary Shares will be issued in connection with the exercise of a Warrant. In lieu of fractional shares, the Company will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price.

In connection with the Offering, H.C. Wainwright & Co., LLC will receive an aggregate fee equal to 7.0% of the gross proceeds received by us from the sale of the securities in the Offering, as well as aggregate $65,000 for certain expenses.

A copy of the legal opinion of Horn & Co., the Company’s Israeli counsel, relating to the validity of the Ordinary Shares and the enforceability of the Warrants with respect to Israeli law is filed as Exhibit 5.1 to this Report on Form 6-K, which is filed with reference to, and is hereby incorporated by reference into, the Registration Statement. A copy of the legal opinion of Goodwin Procter LLP, the Company’s U.S. counsel, relating to the enforceability of the Warrants with respect to U.S. law is filed as Exhibit 5.2 to this Report on Form 6-K, which is filed with reference to, and is hereby incorporated by reference into, the Registration Statement.

The foregoing summaries of the terms of the Purchase Agreement and the Warrants are subject to, and qualified in its entirety by the form of Purchase Agreement and the form of Warrant attached herewith as Exhibit 1.1 and Exhibit 4.1, respectively, to this Report on Form 6-K and are incorporated by reference herein.

Forward-Looking Statements

Statements in this report that are not strictly historical in nature constitute “forward-looking statements.” Such statements include, but are not limited to the Company’s issuance of securities, the amount of net proceeds from the Offering and the closing of the Offering. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual results to be materially different from any results expressed or implied by such forward-looking statements. For example, there are risks associated with the purchasers fulfilling their obligations to purchase the securities and the Company’s ability to satisfy its conditions to close the Offering. Risk factors that may cause actual results to differ are discussed in the Company’s SEC filings, including its annual report on Form 20-F for the year ended December 31, 2017. All forward-looking statements are qualified in their entirety by this cautionary statement. The Company is providing this information as of this date and does not undertake any obligation to update any forward-looking statements contained in this report as a result of new information, future events or otherwise.

Other Events.

On June 26, 2018, the Company issued a press release announcing that it had agreed to the sale and issuance of the Ordinary Shares and Warrants pursuant to the Purchase Agreement. A copy of this press release is filed as Exhibit 99.1 hereto.

Exhibits.

Exhibit No.	Description

1.1	Form of Securities Purchase Agreement, dated June 25, 2018, by and between the Company and the Purchasers party thereto.

4.1	Form of Warrant.

5.1	Opinion of Horn & Co., Israeli counsel to the Company.

5.2	Opinion of Goodwin Procter LLP, U.S. counsel to the Company.

23.1	Consent of Horn & Co. (included in Exhibit 5.1).

23.2	Consent of Goodwin Procter LLP (included in Exhibit 5.2)

99.1	Press release of Vascular Biogenics Ltd., dated June 26, 2018, titled “VBL Therapeutics Announces $15.5 Million Registered Direct Offering Priced At-the-Market.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VASCULAR BIOGENICS LTD.

Date: June 27, 2018	By:	/s/ Dror Harats
	Name:	Dror Harats
	Title:	Chief Executive Officer